SEC
Mail Processing
Section

FEB 28 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LIGHTSPEED TRADING, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Avenue of the Americas, 16th Floor
(No. and Street)

New York   New York   10016
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lyons   (916) 563-7182
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

(Name -- *if individual. state last. first. middle name*)

1350 Avenue of the Americas   New York   New York   10019
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

14047064



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Jason Lyons_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Lightspeed Trading, LLC_____ , as of
___December 31,_____ ,20 13___ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
_____ Signature

_____
CFO
_____ Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTSPEED TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

LIGHTSPEED TRADING, LLC

CONTENTS





1350 Avenue of the Americas
New York, NY 10019
212.997.0500
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Lightspeed Trading, LLC

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC (the "Company"), as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lightspeed Trading, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

1

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

New York, New York
February 24, 2014



Rothstein Kass
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2

LIGHTSPEED TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	3,558,407
Cash segregated in compliance with Rule 15c3-3		301,282
Receivables from clearing brokers, including clearing deposits of $1,306,564		2,881,363
Due from brokers and other receivables		717,144
Due from Parent		5,718
Property and equipment, net		81,928
Intangible assets, net		195,049
Prepaid expenses and other assets		57,101
	$	7,797,992

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	2,274,113
Customer payables		61,672
Due to affiliate		50,000
Total liabilities		2,385,785
Member's equity		5,412,207
	$	7,797,992

See accompanying notes to financial statement.

3

LIGHTSPEED TRADING, LLC
NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Lightspeed Trading, LLC (the "Company") is a wholly owned subsidiary of Lightspeed Financial, Inc. ("Lightspeed" or "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company acts as an introducing broker.

The Company operates under Rule 15c3-3 of the Securities Exchange Act of 1934, where the requirement is to compute net capital monthly and which requires the Company to maintain a ratio of aggregate debits to 5% of combined aggregate debit items or 120% of the minimum net capital requirement. The Company executes and clears its customer securities transactions on a fully disclosed basis with Apex Clearing Corporation ("Apex"), R.J. O'Brien ("RJO") and Merrill Lynch Professional Clearing Corporation. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. Receivables from clearing brokers reflected in the statement of financial condition are amounts due from these brokers at December 31, 2013.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2014. Subsequent events have been evaluated through this date.

Cash Segregated in Compliance With Rule 15c3-3

Cash of approximately $301,000 is segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Due from Brokers and Other Receivables

The Company carries the amounts due from brokers and other receivables at cost, less an allowance for doubtful accounts. The Company determines the allowance for doubtful accounts by regularly evaluating individual broker and other receivables based on the financial condition, the history of collections and current economic conditions. Due from brokers and other receivables are written off when deemed uncollectible. No allowance for doubtful accounts was deemed necessary at December 31, 2013.

4

LIGHTSPEED TRADING, LLC
NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company recognizes commission revenue on a trade-date basis and is comprised of commissions related to agency customer transactions in equities, options and futures.

The Company recognizes interest income on customer balances introduced to clearing broker-dealers by the Company. The clearing broker-dealers pay interest income to the Company and the interest income is recognized as earned.

Other income consists of software licensing fees and other fees charged to customers, and is recognized as earned.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Furniture and fixtures	7 years
Computer hardware	3 years
Leashold improvements	56 months

Intangible Assets

Intangible assets consists of customer lists and are amortized over the estimated useful life of 10 years.

Income Taxes

The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes, and is not subject to taxes on its income. The Parent of the Company is a "C" Corporation. There is no tax-sharing agreement in place, and accordingly, the Company has not provided for federal or state income taxes for the year ended December 31, 2013.

The Parent follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

5

LIGHTSPEED TRADING, LLC
NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's Parent's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Parent's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company's Parent reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company's Parent is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

6

LIGHTSPEED TRADING, LLC
NOTES TO FINANCIAL STATEMENT

2. Property and equipment

Property and equipment consist of the following at December 31, 2013:

Furniture and fixtures	$	116,143
Computer hardware		1,060,455
Leashold improvements		89,660
		1,266,258
Less accumulated depreciation and amortization		1,184,330
	$	81,928

Depreciation and amortization expense amounted to approximately $78,000 for the year ended December 31, 2013.

3. Intangible assets

Intangible assets consist of the following at December 31, 2013:

Customer list	$	2,400,000
Less accumulated amortization		2,204,951
	$	195,049

Amortization expense amounted to approximately $104,000 for the year ended December 31, 2013.

Future amortization expense of intangible assets are as follows:

Year Ending December 31,		
2014	$	81,481
2015		59,259
2016		37,037
2017		14,814
2018		2,458
	$	195,049

7

LIGHTSPEED TRADING, LLC
NOTES TO FINANCIAL STATEMENT

___

4. Related party transactions

The Company has agreements with its Parent and Lightspeed Technologies, LLC ("LST" or the "affiliate"), an affiliated company. The Parent performs and provides certain functions for the Company, including treasury, payroll services, office facilities, accounting, marketing, regulatory reporting, human resources, legal and compliance. In accordance with terms of this agreement, the Company was charged approximately $7,095,000 for these services for the year ended December 31, 2013. The Company also receives technology development and technology support ("support fees") from LST. In accordance with terms of this agreement, the Company was charged approximately $6,500,000 for these support fees for the year ended December 31, 2013. The Parent and LST charges for these services and support fees are included in management fees on the accompanying statement of operations.

Amounts due to the affiliate represent support fees of approximately $50,000 at December 31, 2013 and amounts due from the Parent of approximately $6,000 at December 31, 2013 are included on the accompanying statement of financial condition.

5. Employee benefit plan

The Parent maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions, subject to limitations provided by the Internal Revenue Code. Contributions to the Plan by the Parent are allocated to the Company and included in management fees on the accompanying statement of operations.

6. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2013, the Company's net capital was approximately $4,715,000, which was approximately $4,465,000 in excess of its minimum net capital requirement of $250,000.

LIGHTSPEED TRADING, LLC
NOTES TO FINANCIAL STATEMENT

---

7. Off-balance sheet risk and concentrations of credit risk

Pursuant to clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on customer accounts and the Company is required to maintain certain deposits with the clearing brokers.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

8. Commitments and contingencies

The Company has entered into an agreement with RealTick to license certain products through October 31, 2014. The agreement requires minimum monthly payments that total an aggregate of $1,000,000 for the year ended December 31, 2014.

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

9

LIGHTSPEED TRADING, LLC
NOTES TO FINANCIAL STATEMENT

9. Recent regulatory developments

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

LIGHTSPEED TRADING, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE
COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2013

Net capital, member's equity	$ 5,412,207
Less nonallowable assets:	
Receivables from clearing brokers, net	168,397
Due from brokers and other receivables	184,852
Due from Parent	5,718
Property and equipment, net	81,928
Intangible assets, net	195,049
Prepaid expenses and other assets	57,101
	693,045
Other deductions	4,165
	697,210
Net capital	$ 4,714,997
Aggregate debit items	$ -
Minimum net capital required (under SEC Rule 15c3-1)	$ 250,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 45,000
Excess net capital ($4,714,997 - $250,000)	$ 4,464,997
Net capital in excess of the greater of:	
5% of combined aggregate debit items or	
120% of minimum net capital requirement	$ 4,414,997

There are no material differences between the computation of net capital presented above and the computation
of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.